

April 7, 2011

James D. Dunning, Jr., Chairman & Chief Executive Officer
641 Lexington Avenue, 28<sup>th</sup> Floor
New York, NY 10022

    **Re:    Global Cornerstone Holdings Limited**
           **Amendment No. 4 to Registration Statement on Form S-1**
           **Filed April 6, 2011**
           **File No. 333-172120**

Dear Mr. Dunning:

       We have reviewed your registration statement and response letter filed April 6, 2011 and have the following comment. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We note the new disclosure regarding the payment that could be made to Mr. Sproule in an amount up to $350,000. Please expand your disclosure to explain the nature of this payment, the circumstances under which it will be paid, and the factors that will be used to determine the amount of payment. Please also clarify the reason for this payment, in light of the other payment that will be made to Mr. Sproule through your sponsor in the form of the management fee.

       You may contact Alfred Pavot at (202) 551-3738 if you have questions regarding financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

                           Sincerely,

                           Pamela Long
                           Assistant Director

cc:    Douglas S. Ellenoff, Esq. (via facsimile at (212) 370-7889)
       Stuart Neuhauser, Esq.
       Ellenoff Grossman & Schole LLP
       150 East 42<sup>nd</sup> Street
       New York, New York 100